Exhibit 3.1

SI-351074

Certificate Of Incorporation

I, TANIA CHALLENGER Acting Assistant Registrar of Companies of the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Law CAP. 22, that all requirements of the said Law in respect of registration were complied with by

Green Grass Ecological Technology Development Co., Ltd.

an Exempted Company incorporated in the Cayman Islands with Limited Liability with effect from the 10th day of May Two Thousand Nineteen

Given under my hand and Seal at George Town in the Island of Grand Cayman this 10th day of May Two Thousand Nineteen

Acting Assistant Registrar of Companies, Cayman Islands.

Authorisation Code : 634552199610 www.verify.gov.ky 10 May 2019